

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2012

Via E-Mail
Stuart Ducote
President and Chief Executive Officer
United Mortgage Trust
1301 Municipal Way
Grapevine, TX   76051

> **Re: United Mortgage Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-32409**

Dear Mr. Ducote:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed March 30, 2012

General

1.   We note your response to comment one in our letter dated July 25, 2012 that you have not made any loans to an operating entity nor entered into any investment-type arrangements which in substance represent an investment in real estate or a joint venture as contemplated by SAB Topic 1I. Please note that we cited SAB Topic 1I Question 6 to be considered by analogy. Tell us how you considered an investor's need of your affiliates' audited financial statements in order to evaluate your risk from your asset concentration for an investment decision and a financial assessment of the Company.

Consolidated Statements of Income, page 45

2.   We note your response to comment three in our letter dated July 25, 2012. SAB Topic 11K (FASB ASC 942-10-S99-4) notes that although Article 9 and Guide 3 applies literally only to bank holding companies, the information required by the guidance may be material and relevant to the businesses of other registrants particularly ones with material lending and deposit activities. Although you do not participate in traditional lending and deposit activities, we continue to believe that since you are a finance company you should use a "net interest income" presentation consistent with Article 9 of Regulation S-X. Please revise in future filings.

Accounting for/and Disposition of Foreclosed Properties, page 51

3.   We note your response to comment nine in our letter dated July 25, 2012. Your proposed disclosure (Exhibit D) does not appear to address clearly and completely our request for additional information. Please address the following comments and revise your disclosure as appropriate:

- Please revise to correct the inconsistencies between the first and second paragraph of your proposed disclosure. As an example only, we note that the disclosures of how you initially measure and record foreclosed properties are inconsistent.

- We note that costs of foreclosure and costs incurred during the holding period are netted against the fair market value of the foreclosed property. Please tell us how you considered ASC 310-40-40-2 through 40-6, which states that fair value less cost to sell at the time of foreclosure should be used to account for foreclosed assets, and ASC 310-40-25-1.

- Tell us how you account for foreclosed properties for loans that are not subject to a recourse agreement and how you considered ASC 310-40-40-2 through 40-6 in determining your accounting treatment.

- Clearly state how you assess foreclosed properties for impairment, and how you account for any subsequent decrease and increase in fair value less cost to sell. Refer to ASC 360-10 and ASC 310-40-35-11.

- We note on page 34 that your foreclosed property portfolio includes rental properties. Tell us how you account for revenues derived from the foreclosed properties, the authoritative literature upon which you relied and how it supports your accounting treatment.

Note D. Long Term Debt, page 52

4. We note your response to comment 10 in our letter dated July 25, 2012. As previously requested, tell us the authoritative literature upon which you relied and how it supports your accounting treatment for the Special Purpose Entity, and the private offerings of Secured Subordinated Notes.

Note F. Related Party Transactions

6) Recourse Obligations, page 54

5. We note your response to comment 11 in our letter dated July 25, 2012 and your proposed disclosure (Exhibit E). Please address the following comments and revise your disclosure as appropriate for the modification of the recourse obligation disclosed on pages 54-55, as well as the modification of the deficiency note from UMTHLC disclosed in Note C on page 52:

- We note your assertion that the obligors and underlying guarantors had recently obtained additional third party debt at current market rates, and the revised interest rate per the loan modification includes a premium over existing market rates. In evaluating whether you have granted a concession, tell us how you determined that such current market rate reflects similar risks characteristics as your borrowers' restructured debt. Refer to ASC 310-40-15-15.

- Given the length of the extension of the October 2007 modifications through December 31, 2012, tell us how you determined that the delay in payment is insignificant and as such is not a concession. Refer to ASC 310-40-15-17 through 15-18.

- Clarify how you considered each of the indicators in ASC 310-40-15-20 in determining whether the borrowers are experiencing financial difficulties.

6. We note your response to comment 12 in our letter dated July 25, 2012 and your proposed disclosure (Exhibit E). Your response and proposed disclosure does not appear to address how you assess the fair value of the underlying collateral securing these loans in determining whether a provision for loan losses is

necessary. Please clarify, and disclose in future filings, whether you obtain third party appraisals, utilize internal models and techniques such as discounted cash flows, or a combination of both in determining the fair value of the underlying collateral. To the extent that appraisals are utilized, please tell us and disclose in future filings how and when third party appraisals are obtained, the type of appraisal obtained, and whether you make any adjustments to the appraisals and why.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief